SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                               PROXIM CORPORATION
                (FORMERLY KNOWN AS WESTERN MULTIPLEX CORPORATION)
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    744283102
                                 (CUSIP Number)

                                JONATHAN N. ZAKIN
                        101 CALIFORNIA STREET, SUITE 2825
                         SAN FRANCISCO, CALIFORNIA 94111
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 WITH A COPY TO:
                              RICHARD MILLARD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                           201 REDWOOD SHORES PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 802-3000

                                 AUGUST 11, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g)), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------------------------                                          -----------------------------------
CUSIP NO.  744283102
-------------------------------------------------------                                          -----------------------------------
------------------------- -------------------------------------------------------------------------------------- -------------------
           1              Names of Reporting Persons. I.R.S Identification Nos. of above             SEAVIEW HOLDINGS, L.L.C.
                          persons (entities only).
------------------------- ----------------------------------------------------------------------------------------------- ----------
           2              Check the Appropriate Box if a Member of a Group (See Instructions)                   (a) [ ]
                                                                                                                (b) [X]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           3              SEC Use Only
------------------------- ----------------------------------------------------------------------------------------------- ----------
           4              Source of Funds (See Instructions)                                                        OO
------------------------- ----------------------------------------------------------------------------------------------- ----------
           5              Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                          2(d) or 2(e)                                                                              [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           6              Citizenship or Place of Organization                                                    Delaware
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     7             Sole Voting Power                                              3,920,061


Number of Shares
Beneficially Owned by
Each Reporting Person With
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     8             Shared Voting Power                                                0

------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     9             Sole Dispositive Power                                         3,920,061
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                    10             Shared Dispositive Power                                           0
------------------------- ----------------------------------------------------------------------------------------------- ----------
           11             Aggregate Amount Beneficially Owned by Each Reporting Person                            3,920,061*
------------------------- ----------------------------------------------------------------------------------------------- ----------
           12             Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                          3,348,584*                                                                                [X]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           13             Percent of Class Represented by Amount in Row (11)                                        3.2%
------------------------- ----------------------------------------------------------------------------------------------- ----------
           14             Type of Reporting Person (See Instructions)                                               OO
------------------------- ----------------------------------------------------------------------------------------------- ----------

* Seaview Holdings, L.L.C. expressly disclaims beneficial ownership of the shares of Class A Common Stock of Proxim Corporation beneficially owned by each of Zakin 2002 Investment Trust and Jonathan N. Zakin.

                                       2

-------------------------------------------------------                                          -----------------------------------
CUSIP NO.  744283102
-------------------------------------------------------                                          -----------------------------------

------------------------- -------------------------------------------------------------------------------------- -------------------
           1              Names of Reporting Persons. I.R.S Identification Nos. of above                ZAKIN 2002 INVESTMENT
                          persons (entities only).                                                            TRUST
------------------------- ----------------------------------------------------------------------------------------------- ----------
           2              Check the Appropriate Box if a Member of a Group (See Instructions)                    (a) [ ]
                                                                                                                 (b) [X]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           3              SEC Use Only
------------------------- ----------------------------------------------------------------------------------------------- ----------
           4              Source of Funds (See Instructions)                                                        OO
------------------------- ----------------------------------------------------------------------------------------------- ----------
           5              Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                          2(d) or 2(e)                                                                              [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           6              Citizenship or Place of Organization                                                   California
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     7             Sole Voting Power                                              500,000


Number of Shares
Beneficially Owned by
Each Reporting Person With
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     8             Shared Voting Power                                                0

------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     9             Sole Dispositive Power                                         500,000
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                    10             Shared Dispositive Power
------------------------- ----------------------------------------------------------------------------------------------- ----------
           11             Aggregate Amount Beneficially Owned by Each Reporting Person                            500,000*
------------------------- ----------------------------------------------------------------------------------------------- ----------
           12             Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                          6,678,645*                                                                                 [X]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           13             Percent of Class Represented by Amount in Row (11)                                         .4%
------------------------- ----------------------------------------------------------------------------------------------- ----------
           14             Type of Reporting Person (See Instructions)                                                OO
------------------------- ----------------------------------------------------------------------------------------------- ----------

* Zakin 2002 Investment Trust expressly disclaims beneficial ownership of the shares of Class A Common Stock of Proxim Corporation beneficially owned by each of Seaview Holdings L.L.C. and Jonathan N. Zakin.


                                      3

-------------------------------------------------------                                          -----------------------------------
CUSIP NO.  744283102
-------------------------------------------------------                                          -----------------------------------

------------------------- -------------------------------------------------------------------------------------- -------------------
           1              Names of Reporting Persons. I.R.S Identification Nos. of above                 JONATHAN N. ZAKIN
                          persons (entities only).
------------------------- ----------------------------------------------------------------------------------------------- ----------
           2              Check the Appropriate Box if a Member of a Group (See Instructions)                    (a)  [ ]
                                                                                                                 (b)  [X]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           3              SEC Use Only
------------------------- ----------------------------------------------------------------------------------------------- ----------
           4              Source of Funds (See Instructions)                                                          OO
------------------------- ----------------------------------------------------------------------------------------------- ----------
           5              Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                          2(d) or 2(e)                                                                                [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           6              Citizenship or Place of Organization                                                   United States
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     7             Sole Voting Power                                              7,268,645*


Number of Shares
Beneficially Owned by
Each Reporting Person With
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     8             Shared Voting Power                                                 0

------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     9             Sole Dispositive Power                                         7,268,645*
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                    10             Shared Dispositive Power
------------------------- ----------------------------------------------------------------------------------------------- ----------
           11             Aggregate Amount Beneficially Owned by Each Reporting Person                            7,268,645*
------------------------- ----------------------------------------------------------------------------------------------- ----------
           12             Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                          (See Instructions)                                                                         [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           13             Percent of Class Represented by Amount in Row (11)                                        6.0%
------------------------- ----------------------------------------------------------------------------------------------- ----------
           14             Type of Reporting Person (See Instructions)                                               IN
------------------------- ----------------------------------------------------------------------------------------------- ----------



* Represents (i) 3,920,061 shares held of record by Seaview Holdings, L.L.C,
(ii) 500,000 shares held of record by Zakin 2002 Investment Trust, (iii) 948,584 shares held of record by Jonathan N. Zakin, and (iv) 1,900,000 shares purchasable by Jonathan N. Zakin within sixty (60) days of the date hereof upon the exercise of stock options held by Mr. Zakin.

           The Schedule 13D filed by WMC Holding L.L.C., a Delaware limited liability company, Ripplewood Partners, L.P., a Delaware limited partnership, Ripplewood Co-Investment Fund I, L.L.C., a Delaware limited liability company, Ripplewood Investments L.L.C., a Delaware limited liability company formerly known as Ripplewood Holdings L.L.C., Collins Family Partners, L.P., a Delaware limited partnership, Collins Family Partners, Inc., a Delaware corporation, Timothy C. Collins, a United States citizen, Seaview Holdings, L.L.C., a Delaware limited liability company ("Seaview"), Zakin 2002 Investment Trust, ("Zakin Trust"), Jonathan N. Zakin, a United States citizen, ("Zakin", and together with Seaview and the Zakin Trust, the "Zakin Reporting Parties"), The Michael and Roberta Seedman Revocable Trust, and Michael S. Seedman, on February 1, 2002, as amended and supplemented by Amendment No. 1 dated April 16, 2002, filed by the Zakin Reporting Parties, as amended and supplemented by Amendment No. 2 dated August 16, 2002, filed by the Zakin Reporting Parties (as amended and supplemented, collectively, the "Prior Schedule 13D"), is hereby amended and supplemented with respect to the Zakin Reporting Parties. Except as amended and supplemented hereby, the Prior Schedule 13D remains in full force and effect with respect to the Zakin Reporting Parties.

ITEM 1.    SECURITY AND ISSUER.

           Item 1 is amended and supplemented as follows:

           This amendment to the Prior Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $0.01 per share ("Proxim Common Stock"), of Proxim Corporation, a Delaware corporation ("Proxim"). The principal executive offices of Proxim are located at 935 Stewart Drive, Sunnyvale, California 94085.

ITEM 2.    IDENTITY AND BACKGROUND

           On July 7, 2003, Proxim announced that Zakin would be leaving the Board of Directors and his position as the Chief Executive Officer of Proxim. Zakin wholly owns Seaview and is the trustee of the Zakin Trust.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is amended and supplemented as follows:

           The Zakin Multiplex Investment Trust (the "Multiplex Trust") previously distributed an aggregate of 772,600 shares of Proxim Common Stock to Zakin. In addition, Zakin purchased an aggregate of 229,061 shares of Proxim Stock from the Multiplex Trust. The source of the funds for the purchase was the personal funds of Zakin. After the consummation of these transactions, the Multiplex Trust was no longer the holder of any shares of Proxim Common Stock. In November 2002, Zakin transferred an aggregate of 500,000 shares of Proxim Common Stock to the Zakin Trust.

           Between October 18, 2002 and November 14, 2002, Zakin purchased an aggregate of 290,423 shares (the "Shares") of Proxim Common Stock in open market purchases as set forth in the table below. The source of the funds for each of the purchases was the personal funds of Zakin.

------------------------- ----------------------------- ------------------------
Date of Purchase           Number of Shares Purchased     Price Per Share
------------------------- ----------------------------- ------------------------
October 18, 2002                146,000                       $0.54
------------------------- ----------------------------- ------------------------
October 21, 2002                 74,723                       $0.66
------------------------- ----------------------------- ------------------------
October 22, 2002                 65,000                       $0.65
------------------------- ----------------------------- ------------------------
November 14, 2002                 4,700                       $1.01
------------------------- ----------------------------- ------------------------

           In addition, on July 7, 2003, Proxim announced that Zakin would be leaving the Board of Directors and his position as the Chief Executive Officer of Proxim. In connection with Zakin's separation from the Company, Zakin entered into a mutual separation and release agreement with Proxim (the "Separation Agreement"), dated August 1, 2003. Under the Separation Agreement, Proxim amended the agreements for stock options (the "Options") for an aggregate of 1,900,000 shares of Proxim Stock previously granted to Zakin to provide that (i) all of the shares of Proxim Common Stock subject to the Options would be fully vested and exercisable on his separation date, and (ii) the Options would be exercisable for a period of one year measured from Zakin's date of separation from Proxim. Zakin has not exercised the Options as of the date of this Amendment.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is amended and supplemented as follows:

           The information set forth in Item 3 above is incorporated herein by reference.

           Zakin acquired the Shares for investment purposes. The Options were granted to Zakin in connection with Zakin's provision of services to Proxim as its Chief Executive Officer and a member of its Board of Directors.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended and supplemented as follows:

           The information set forth in Items 3 and 4 above is incorporated herein by reference.

           Seaview
           -------

           As of the date of this Amendment, Seaview directly holds, and may be deemed to be the beneficial owner of, an aggregate of 3,920,061 shares of Proxim Common Stock. Such shares constitute approximately 3.2% of the total outstanding shares of Proxim Common Stock based on an aggregate of 121,865,650 shares of Proxim Common Stock outstanding as reported in Proxim's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2003. Seaview has sole voting and dispositive power with respect to such shares.

           Zakin Trust
           -----------

           As of the date of this Amendment, the Zakin Trust directly holds, and may be deemed to be the beneficial owner of, an aggregate of 500,000 shares of Proxim Common Stock. Such shares constitute approximately .4% of the total outstanding shares of Proxim Common Stock based on an aggregate of 121,865,650 shares of Proxim Common Stock outstanding as reported in Proxim's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2003. The Zakin Trust has sole voting and dispositive power with respect to such shares.

           Zakin

           Zakin wholly owns Seaview and is the trustee of the Zakin Trust. Therefore, Zakin may be deemed to be the beneficial owner of the shares of Proxim Common Stock (i) which either Seaview or the Zakin Trust has voting or dispositive power, (ii) which Zakin holds directly, and (iii) which Zakin has the right to acquire within sixty (60) days of the date of this Amendment. Therefore, Zakin may be deemed to beneficially own 4,420,061 shares of Proxim Common Stock held directly by Seaview and the Zakin Trust. In addition, Zakin directly holds 948,584 shares of Proxim Common Stock and has the right to acquire an additional 1,900,000 shares of Proxim Common Stock upon the exercise of the Options previously granted by Proxim. Such shares constitute approximately 6.0% of the total outstanding shares of Proxim Common Stock based on an aggregate of 121,865,650 shares of Proxim Common Stock outstanding as reported in Proxim's quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2003. Zakin has sole voting and dispositive power with respect to the foregoing shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The information set forth Items 2, 3, 4 and 5 above is incorporated herein by reference.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

           1. Mutual Separation and Release Agreement, dated August 1, 2003, between Jonathan N. Zakin and Proxim Corporation.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 14, 2003                          Seaview Holdings, L.L.C.

                                                  /s/ Jonathan N. Zakin
                                                 -------------------------------
                                                 Name:  Jonathan N. Zakin
                                                 Title: Manager

                                                 Zakin 2002 Investment Trust


                                                  /s/ Jonathan N. Zakin
                                                 -------------------------------
                                                 Name:  Jonathan N. Zakin
                                                 Title:    Trustee

                                                  /s/ Jonathan N. Zakin
                                                 -------------------------------
                                                 Jonathan N. Zakin